File No. 82-3929

FANCAMP EXPLORATION LTD.

QUARTERLY REPORT

FOR THE THREE MONTH PERIOD ENDED JULY 31, 2004

Prepared By Management
September 29, 2004

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: X **Schedule A**
X **Schedule B & C**

ISSUER DETAILS:

Name of Issuer:	Fancamp Exploration Ltd.
Issuer's Address:	7290 Gray Avenue
	Bumaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-434-8829 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-434-8829
Contact Email Address	debrach@telus.net
Web Site Address	N/A
For Quarter Ended:	July 31, 2004
Date of Report:	September 29, 2004

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Peter Smith	**September 29, 2004**
Name of Director	**Date Signed**
Debra Chapman	**September 29, 2004**
Name of Director	**Date Signed**

c:\fnm\qrt\0704scha.doc

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
For the three months ended July 31, 2004
(Unaudited - prepared by management)

Contents

FANCAMP EXPLORATION LTD.

BALANCE SHEET
(Unaudited - Prepared by Management)

July 31, 2004

	July 31 2004	April 30 2004
Assets		
Current		
Cash and Marketable Securities	15,087	42,438
Accounts Receivable	4,185	6,808
Accrued Mining Duty Refunds	61,895	0
Prepaid Expenses	1,385	2,072
Total Current Assets	82,552	51,319
Investment - South African Minerals Corporation	142	142
Investment – Diadem Resources	2,344	
Incorporation Costs	1,100	1,100
Mineral Properties	776,217	759,138
Total Assets	**$862,356**	**$811,699**
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	54,713	96,772
Long-term		
Botswana Exploration Obligations	610,170	768,041
Deferred Quebec Mining Duties	186,788	124,893
Total Liabilities	**851,671**	**989,706**
Shareholders' Equity		
Share Capital	6,379,434	6,352,634
Share Capital Received	60,000	
Deficit	-6,428,749	-6,530,641
Total Shareholders' Equity	10,685	-178,006
Total Liabilities and Shareholders' Equity	**$862,356**	**$811,699**

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

For the three month periods ended July 31, 2004 and 2003

	Three Months Ended July 31 2004	Three Months Ended July 31 2003
Revenue		
Interest Income	0	0
Operator Fee Income	0	0
Total Revenue	$0	$0
Expenses		
Bank and Interest Charges	21	20
Foreign Exchange (Gain) Loss	0	-166
Geological Fees	7,500	7,500
Legal and Accounting	0	5,000
Office and General	8,179	7,073
Transfer Agent and Listing Fees	1,496	2,844
Total Expenses	17,195	22,271
Net Profit(Loss) from Operations	-$17,195	-$22,271
Gain (Loss) on Investments	0	0
Mineral Properties Written Off	0	0
Net Profit(Loss)	-$17,195	-$22,271
Deficit, Beginning of Period	6,411,554	6,432,564
Deficit, End of Period	6,428,749	6,454,834
Profit(Loss) Per Share	(0.001)	(0.001)

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

For the three month periods ended July 31, 2004 and 2003

	Three Months Ended July 31 2004	Three Months Ended July 31 2003
Operating Activities		
Profit(Loss) for the Period	-17,195	-22,271
Non-Cash Charges to Income:		
Net Change in Non-Cash Working Capital	4,859	-79,263
Total Operating Activities	-12,336	-101,534
Financing Activities		
Private Placement - common shares	0	100,000
Private Placement - Flow-through common shares	0	0
Exercise of Warrants	0	0
Share Capital Received	15,000	0
Exercise of Options	950	52,700
Total Financing Activities	15,950	152,700
Investing Activities		
Attawapiskat	0	-7,253
Fancamp	0	-46
Gamache	0	-161
Iron Property Prospects	-8,284	0
Manicuagan	-5,317	0
McFaulds	-1,350	0
Mingan Longue Pointe	-12,940	-9,772
St. George	-3,073	-6,907
Upsalquitch Forks	0	-120
Total Investing Activities	-30,964	-17,006
Change in Cash during the Period	-27,350	34,160
Cash at Beginning of Period	42,438	34,863
Cash at End of Period	$15,087	$69,025

1. *Continuing Operations*

The Company is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has a working capital deficiency which has been addressed in the second quarter (See Management Discussion and Analysis, Financing and Operations). These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

The Company's ability to maintain its existence is dependent upon the continuing support of its creditors in the short term and its success in obtaining new equity financing for the settlement of liabilities.

2. Mineral Property Interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

Investments

Portfolio investments in the shares of other companies are accounted for at cost. Investments are written down to their fair value when there is a decline in value that is considered other than temporary.

Deferred Quebec Mining Duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. Stock Based Compensation

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. Fancamp has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2004. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2005.

5. Loss Per Share

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. Share capital

Authorized: 50,000,000 common shares with no par value

Issued:

	2004-2005		2003-2004	
	Number	Amount	Number	Amount
Balance, beginning of year	18,883,481	$6,378,484	15,817,981	$5,877,584
Exercise of Warrants	0	0	200,000	30,000
Exercise of Flow-through Warrants	0	0	2,060,000	257,500
Exercise of Flow-through Warrants receivable	0	0	0	105,000
Options Exercised	9,500	950	805,500	87,550
Flow-through share tax liability	0	0	0	-35,150
Stock based compensation	0	0	0	56,000
Balance, end of period	18,892,981	$6,379,434	18,883,481	$6,378,484

Warrants Outstanding

The Company has warrants outstanding for the purchase of up to 1,240,000 flow-through common shares, at a price of $0.125 per share, exercisable up to December 18, 2004. The Company has received $60,000 on account for the exercise of these warrants.

Share Capital Issued

During the current quarter, directors and employees exercised options for the purchase of 9,500 common shares, at a price of $0.10 per share.

Breakdown of shares issued during the period:

Date	Type of Issuance	Shares Issued	Price Per Share	Cash Consideration Paid
June 28, 2004	Exercise of Option	9,500	$0.10	$950.00
Total		9,500		$950.00

7. Incentive Stock Options

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
111,500	$0.12	May 1/00	Apr 30/05
145,000	$0.10	Jan 25/02	Jan 24/07
829,000	$0.14	May 26/03	May 25/08
793,000	$0.10	June 30/04	June 29/09
1,878,500			

During the current quarter, directors and employees exercised options for the purchase of 9,500 common shares, at a price of $0.10 per share.

During the current quarter, directors and employees were granted options in accordance with the Company's Stock Option Plan, for the purchase of up to 793,000 common shares, at a price of $0.10 per share, exercisable up to and including June 29, 2009.

During the current quarter no options were re-priced, cancelled, or expired.

8. Related Party Transactions

Transactions with related parties for the period comprise:

	Paid - 3 months ended July 31, 2004
Professional geological fees paid to a director	$16,667
Administration fees paid to directors (2)	$5,678

9. Contingency

The Company has a dispute with one of its exploration service suppliers regarding the services provided to Fancamp, for a total amount of $21,000. Fancamp holds that the supplier has not provided the services which were agreed upon and has not accrued the corresponding liability in its accounts. Fancamp is contesting the claimed amount vigorously and the outcome is indeterminable.

FANCAMP EXPLORATION LTD.

SCHEDULE "B" SUPPLEMENTARY INFORMATION

1. **Analysis Of Deferred Costs and Exploration Expenditures**

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(Unaudited - Prepared by Management)

For the three months ended July 31, 2004

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2004 Net Costs For Period	2003 Net Costs For Period
Attawapiskat					7,253
Fancamp					46
Gamache					161
Iron Prospects	8,284			**8,284**	
McFaulds		1,350		**1,350**	
Minacuagan		5,317		**5,317**	
Mingan Longue Pointe		12,940		**12,940**	9,772
St. George	890	2,183		**3,073**	6,907
Upsalquitch Forks					120
Total	9,174	21,790	0	**30,964**	24,259
Cumulative Mineral Property Costs Deferred - Beginning of Period				**745,253**	388,721
Cumulative Mineral Property Costs Deferred – End of Period				**$776,217**	**$412,979**

STATEMENT OF EXPLORATION EXPENDITURES
(Unaudited - Prepared by Management)

For the three months ended July 31, 2004

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Iron Prospects	8,284					8,284
McFaulds				1,350		1,350
Minaguagan				5,317		5,317
St. George	890			1,183	1,000	3,073
Options on Mineral Properties						
Mingan Longue Pointe, Quebec		2,600		10,340		12,940
Royalty Interests						
Total	9,174	2,600	0	18,190	1,000	30,964

2. **Related Party Transactions**

See Note 8 of Financial Statements for the three months ended July 31, 2004, attached hereto as part of Schedule "A".

3. **Summary Of Securities Issued And Options Granted During The Period**

See Notes 6 and 7 of Financial Statements for the three months ended July 31, 2004, attached hereto as part of Schedule "A".

4. **Summary Of Securities As At The End Of The Reporting Period**

See Note 6 of Financial Statements for the three months ended July 31, 2004, attached hereto as part of Schedule "A".

5. **Directors and Officers**

Peter H. Smith	President and Director
Debra Chapman	Secretary and Director
Gilles Dubuc	Director
Michael Sayer	Director

SCHEDULE "C" MANAGEMENT DISCUSSION AND ANALYSIS

The Company

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing.

Mingan Titanium Option, Longue Pointe, Quebec

No additional exploration work has been carried out on the main property since cessation of drilling in December, 2003. Road construction from Longue Pointe into the property began in June, and has continued through the summer. Completion of this road is scheduled for mid September, when an extensive stripping program is planned. A fifty tonne sample of massive hemoilmenite will be removed before year end.

An extensive prospecting program was carried out in late July/early August on the other Sheridan Platinum Group properties located in the Havre St. Pierre Anorthosite Massif. These properties are a part of the Mingan Option, and cover additional prospective ground. The purpose of the program was to further identify and refine areas of potential. At least five additional outcrop areas containing massive hemoilmenite are present on these properties.

Fancamp has optioned the Mingan Showing, a series of massive hemoilmenite outcrops from The Sheridan Platinum Group Limited, whereby it may earn a 50% interest in the property by spending $500,000 over a period of two years (December 5, 2004). As at April 30, 2004 the Company had spent $422,075. This option includes a very large land package in the Massif owned by the Group which covers previously known showings and new geophysical targets. Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

The Company has acquired, by staking, a number of known iron titanium and iron prospects. Most of the latter have been acquired jointly with the Sheridan Platinum Group. The Company has no immediate plans regarding these claims, save for joint venture possibilities, their acquisition being prompted by the current robust state of the world's iron ore markets, and prospects for its continuance.

100% Owned McFaulds Fancamp Property, Quebec

This 64 claim grassroots property was acquired by staking following the announcement of a base metal discovery by Spider Resources Inc. in March, 2003. An airborne EM-mag survey carried out in July, August, 2003 indicated the presence of a number of interesting conductive zones. The Company is presently in discussions with a potential joint venture partner.

100% Owned Manicuagan Property, Quebec

On January 29, 2004, the Company announced that it had acquired by map staking, approximately 32,000 hectares or 80,000 acres of ground covering interesting nickel/copper/cobalt geochemical anomalies, in the vicinity of the recently announced high grade nickel discovery acquired by Quinto Technology Inc. in the Manicuagan Reservoir district of Quebec's North Shore. Grades up to 5.3% nickel have been reported from this recent grassroots discovery. Discussions are underway with potential joint venture partners.

100% Owned Lac Mechant Property, Quebec

The Company's Lac Mechant nickel copper cobalt prospect northeast of Sept-Iles, and under option to Ressources Appalaches Inc. has been subject to a gravity survey and a number of strong anomalies have been identified. This survey will be expanded in the coming months to cover areas underlain by large nickel copper cobalt soil anomalies. A drill program will test the most important gravity anomalies. Appalaches has to date spent about $140,000 of the $400,000 required to earn a 50% interest.

100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec

This 1,566 hectare property is located 128 km northwest of Baie Comeau, and was discovered in 1952. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (not 43/101 compliant). Metallurgical problems have prevented development to date.

100% Owned Tilly Lake Property, Shebandowan Belt, NW Ontario

The Company has acquired, by staking, 32 claims located some 6 km along strike from the recently announced Freewest Resources Inc. Larose Property gold discovery. Prospecting on this property will commence in the fall of 2004.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc. Some of these properties are held in 50/50 joint venture with Golden Hope Mines Ltd.

Iron Prospects

During the quarter, the Company acquired, by staking, a large number of iron ore properties, some jointly with another party, located on Quebec's North Shore. The Company has no immediate plans regarding these properties, save for joint venture possibilities.

Financing and Operations

Financing for the Company's ongoing exploration efforts at Mingan is being provided through the exercise of warrants related to a series of private placements made in 2001 and 2002. During the year ended April 30, 2004, warrants were exercised for the purchase of 2,060,000 flow-through common shares, at a price of $0.125 per share and, further warrants were exercised for the purchase of 200,000 common shares, at a price of $0.15 per share with proceeds added to general working capital. There are currently warrants outstanding for the purchase of up to 1,240,000 common shares, at a price of $0.125 per share, exercisable up to December 18, 2004. The Company has received $60,000 on account for the exercise of these warrants.

On July 26, 2004, the Company announced a private placement, consisting of 4,000,000 common flow-through shares, at a price of $0.10 per share, with warrants attached for the purchase of up to 4,000,000 common flow-through shares, at a price of $0.15, exercisable on or before July 26, 2006. Regulatory acceptance was received on September 27, 2004.

Options for the purchase of a total of 9,500 common shares have also been exercised at various prices during the current year, with the aggregate $950.00 proceeds being added to general working capital. Options were granted during the current year for the purchase of up to 793,000 common shares, at a price of $0.10 per share, exercisable on or before June 29, 2009.

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172